# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Waystar Holding Corp., CIK 0001990354
CUSIP: 946784105
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 1550 Digital Drive #300, Lehi, Utah (UT), 84043
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-117985
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 19,025,452; sole dispositive power 0; shared dispositive power 19,025,452; aggregate amount beneficially owned 19,025,452 (9.9% of the class)
  Comment: Item 11 is calculated based on a total of 191,316,583 shares of common stock of the issuer outstanding as of October 20, 2025, as disclosed in the issuer's Form 10-Q filed with the Securities and Exchange Commission on October 29, 2025.
  
  Shares reported on this Schedule 13G are held directly by CPP Investment Board Private Holdings (4) Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.
- CPP Investment Board Private Holdings (4) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 19,025,452; sole dispositive power 0; shared dispositive power 19,025,452; aggregate amount beneficially owned 19,025,452 (9.9% of the class)
  Comment: Item 11 is calculated based on a total of 191,316,583 shares of common stock of the issuer outstanding as of October 20, 2025, as disclosed in the issuer's Form 10-Q filed with the Securities and Exchange Commission on October 29, 2025.
  
  Shares reported on this Schedule 13G are held directly by CPP Investment Board Private Holdings (4) Inc., a wholly-owned subsidiary of Canada Pension Plan Investment Board.

## Item 1. Issuer
Name of issuer: Waystar Holding Corp.
Address of issuer's principal executive offices: 1550 Digital Drive #300 Lehi, UT, 84043

## Item 2. Person Filing
Name of person filing:
Canada Pension Plan Investment Board

CPP Investment Board Private Holdings (4) Inc.
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5
Canada
Citizenship: Canada (Federal)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Item 9 on pages 2 and 3.
Percent of class: See Item 11 on pages 2 and 3.
Sole power to vote or to direct the vote: See Item 5 on pages 2 and 3.
Shared power to vote or to direct the vote: See Item 6 on pages 2 and 3.
Sole power to dispose or to direct the disposition: See Item 7 on pages 2 and 3.
Shared power to dispose or to direct the disposition: See Item 8 on pages 2 and 3.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Power of Attorney of Canada Pension Plan Investment Board (incorporated by reference to Exhibit 99.1 of the Schedule 13G/A filed by the reporting persons in respect of the issuer on March 6, 2025).

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Pierre Abinakle, Managing Director, Head of Compliance (11/13/2025)
- CPP Investment Board Private Holdings (4) Inc.: /s/ Pierre Abinakle, Pierre Abinakle, Director (11/13/2025)
Comment: 99.1 Power of Attorney of Canada Pension Plan Investment Board (incorporated by reference to Exhibit 99.1 of the Schedule 13G/A filed by the reporting persons in respect of the issuer on March 6, 2025).